Exhibit 11 – Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the six months ended February 29, 2008 :

Weighted average number of shares outstanding as at February 29, 2008 (*)	2,770,000

Accumulated losses from inception to February 29, 2008	$ 59,718

Loss per share	$ (0.01)

(*)	This represents the weighted average number of shares outstanding for the six month period ended February 29, 2008 .

There have been no shares issued since February 29, 2008 and no stock options are outstanding since inception and the period subsequent to February 29, 2008 .